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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                 Amendment No. 2
                                (Final Amendment)
                                       to

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  OXFORD TAX EXEMPT FUND II LIMITED PARTNERSHIP
                              (Name of the Issuer)

                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                             AIMCO PROPERTIES, L.P.
                                 AIMCO-GP, INC.
                  OXFORD TAX EXEMPT FUND II LIMITED PARTNERSHIP
                      OXFORD TAX EXEMPT FUND II CORPORATION
                                 TERRY CONSIDINE
                               PETER K. KOMPANIEZ
                                 PATRICK J. FOYE
                      (Name of Person(s) Filing Statement)

          BENEFICIAL ASSIGNMENT OF LIMITED PARTNERSHIP INTEREST OF OTEF
                         (Title of Class of Securities)

                                    69181P100
                      (CUSIP Number of Class of Securities)

                               PETER K. KOMPANIEZ
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                          2000 South Colorado Boulevard
                                  Suite 2-1000
                                Denver, Colorado
                                 (303) 757-8101
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   ----------

                                   Copies to:
                             ROBERT B. ROBBINS, ESQ.
                                  Shaw Pittman
                               2300 N Street, N.W.
                             Washington, D.C. 20037

                                   ----------

This statement is filed in connection with (check the appropriate box):
            a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
            b. [x] The filing of a registration statement under the Securities Act of 1933.
            c. [ ]  A tender offer.
            d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction [x]

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         This Amendment No. 2 (the "Final Amendment") is being filed as the
Final Amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 first filed on January 31, 2001, as amended (the "Schedule 13E-3"), and is being filed by: (1) Oxford Tax Exempt Fund II Limited Partnership, a Maryland limited partnership ("OTEF"), the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, (2) Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), (3) AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), (4) AIMCO-GP, Inc., a Delaware corporation and wholly owned subsidiary of AIMCO, (5) Oxford Tax Exempt Fund II Corporation, a Maryland corporation (the "OTEF Managing General Partner"), and (6) Terry Considine, Peter K. Kompaniez and Patrick J. Foye, each, an individual. All information set forth below should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as previously amended.

         This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the consummation of the merger (the "Merger") of AIMCO/OTEF, LLC, a Maryland limited liability company and subsidiary of AIMCO OP ("AIMCO/OTEF"), with and into OTEF, as contemplated by the Agreement and Plan of Merger, dated as of November 29, 2000, by and among AIMCO, AIMCO OP, AIMCO/OTEF and OTEF (the "Merger Agreement").

         As part of the Merger Agreement, the Board of Directors of the OTEF Managing General Partner, declared a special distribution of $50 million, or $6.21 per beneficial assignment of limited partnership interest ("BAC"), on February 27, 2001. The special distribution was paid on March 26, 2001.

         On March 26, 2001, the Merger became effective after the filing of articles of merger with the Maryland State Department of Assessments and Taxation. Pursuant to the terms of the Merger, each BAC, other than any BAC held by an affiliate of AIMCO or OTEF's associate general partner, converted into the right to receive (i) 0.547 shares of AIMCO Class P 9% convertible cumulative preferred stock ("Class P Stock") and (ii) 0.299 shares of AIMCO Class A common stock ("Class A Stock"), and all interests of OTEF's associate general partner converted into the right to receive 19 shares of Class P Stock and 10.823 shares of Class A Stock.

         On March 26, 2001, OTEF filed a certification on Form 15 pursuant to Rules 12g-4 and 12h-3 promulgated under the Exchange Act, to provide notice of termination of registration of the BACs, and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.

         On March 27, 2001, AIMCO issued a press release announcing the consummation of the Merger.



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                                    SIGNATURE


         After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2001
                                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY

                                  By: /s/ Patrick J. Foye
                                      ------------------------------------------
                                      Name:  Patrick J. Foye
                                      Title: Executive Vice President


                                  AIMCO PROPERTIES, L.P.

                                  By: AIMCO-GP, INC., as General Partner

                                      By: /s/ Patrick J. Foye
                                          --------------------------------------
                                          Name:  Patrick J. Foye
                                          Title: Executive Vice President


                                  AIMCO-GP, INC.

                                  By: /s/ Patrick J. Foye
                                      ------------------------------------------
                                      Name:  Patrick J. Foye
                                      Title: Executive Vice President


                                  OXFORD TAX EXEMPT FUND II
                                  LIMITED PARTNERSHIP

                                  By: OXFORD TAX EXEMPT FUND II
                                      CORPORATION, as Managing General Partner

                                      By: /s/ Patrick J. Foye
                                          --------------------------------------
                                          Name:  Patrick J. Foye
                                          Title: Executive Vice President


                                  OXFORD TAX EXEMPT FUND II
                                  CORPORATION

                                  By: /s/ Patrick J. Foye
                                      ------------------------------------------
                                      Name:  Patrick J. Foye
                                      Title: Executive Vice President



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                                      /s/ Terry Considine
                                      ------------------------------------------
                                      Name: Terry Considine, in his
                                            individual capacity


                                      /s/ Peter K. Kompaniez
                                      ------------------------------------------
                                      Name: Peter K. Kompaniez, in his
                                            individual capacity


                                      /s/ Patrick J. Foye
                                      ------------------------------------------
                                      Name: Patrick J. Foye, in his
                                            individual capacity








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